Exhibit 12.1

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS
The following table reflects the computation of the ratio of earnings to combined fixed charges and preference dividends for the periods presented (in thousands, except for ratios):

	Three Months Ended September 30,	Year Ended June 30,
	2014	2014	2013	2012	2011	2010
Computation of earnings:
Earnings before taxes	82,054	276,535	178,210	137,345	136,134	91,147
Add:
(Gains)/Losses attributable to non-controlling interests	(26)	51	—	—	—	—
Fixed charges (see below)	11,099	27,934	16,982	15,564	8,452	8,798
	93,127	304,520	195,192	152,909	144,586	99,945
Computation of combined fixed charges and preference dividends:
Fixed charges:
Interest expense	$11,099	$27,934	$16,982	$15,564	$8,452	$8,798
Preference dividends	—	—	—	—	—	—
Total combined fixed charges and preference dividends	$11,099	$27,934	$16,982	$15,564	$8,452	$8,798

Ratio of earnings to fixed charges (1)	8.39	10.90	11.49	9.82	17.11	11.36
Ratio of earnings to combined fixed charges and preference dividends (1) (2)	8.39	10.90	11.49	9.82	17.11	11.36
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(1) For the purpose of these calculations, "earnings" is the amount resulting from adding together earnings before taxes, fixed charges, and losses attributable to non-controlling interests. "Fixed charges" includes interest expensed, capitalized and capitalized expenses related to indebtedness.
(2) There were no preference shares outstanding for the indicated periods. Accordingly, the ratio of earnings to combined fixed charges and preference dividends was identical to the ratio of earnings to fixed charges for each period.